INVESTMENT AGREEMENT FOR BAY AREA RANCHERS' COOPERATIVE.

CLASS C PREFERRED STOCK OFFERING

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1.   Background. The undersigned ("Investor") understands that Bay Area Ranchers' Cooperative, a California Agricultural Cooperative (the "Company"), located at 911 Lakeville Street #274, Petaluma, CA 94952, is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding as promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to $1,070,000 shares of Class C Preferred Stock (each a "Share" and, collectively, the "Shares") at a price of $10.00 per Share (the applicable purchase price paid by the undersigned being the "Purchase Price") at a minimum purchase is $500. The Shares have the relative rights, preferences, privileges and priorities specified in the Bylaws of the Company, copies of which have been provided to Investor as part of the Form C and Offering Statement materials and receipt of which is hereby acknowledged. The minimum amount or target amount to be raised in the Offering $50,000 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $1,070,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission of 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2.   Subscription. Subject to the terms of this Agreement and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the

undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and the Voting Agreement is executed by all parties. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3.   Closing.

a.   Closing. Subject to Section 3(b), the initial closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

b.   Initial Closing Conditions. The Initial Closing is conditioned upon satisfaction of all the following conditions: (i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an investment amount of at least the Target Offering Amount; and (ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of Shares than Investor subscribes to purchase or may choose not to sell any Shares to Investor. If the Company accepts Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase Shares, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

6.   Voting Rights. Holders of Shares shall not have voting rights except as required by law.

7.   Dividends. Holders of Shares will receive dividends when, as, and if declared by the Company's Board of Directors out of funds legally available for such payments. For the first five (5) years after purchase, beginning with fiscal year 2021, annual dividends of two (2) percent are guaranteed and are cumulative and the Company may pay such dividends solely in retail credits. After the initial five year term, annual dividends are guaranteed at four (4) percent and the Company may pay up to fifty percent of the dividends in retail credits. Initial dividends will

accrue upon completion of fiscal year 2021. Dividends, if issued, will be paid within 90 days after each fiscal year end.

8.   Perks. For so long as Investor holds Shares, Investor shall be entitled to participate in any programs or discounts generally offered by the Company to holders of its Shares. At the time the Shares are initially offered on the Wefunder platform, the following perks will be provided to Investors based on investment amount:

Minimum Investment Amount	Number of Shares	Perks
$500	50	None
$2,500	250	$75.00 of Co-op Credit.
$5,000	500	$150.00 of Co-op Credit
$10,000	1000	$200.00 of Co-op Credit and two tickets to BBQ lunch with the founding members of BAR-C.
$25,000	2500	Co-op Credit of $500.00 and tickets for 2 to a dinner prepared by Chef Duskie Estes hosted by the founding members of BAR-C.

9.   Representations, Warranties and Covenants of the Investor. Investor represents, warrants to, and covenants with, the Company that:

a.   Acknowledgment. Investor acknowledges that Investor has had an opportunity to read all of the information about the offering that appears on the WeFunder portal, including but not limited to, the Form C and all of its exhibits. Investor further acknowledges receipt of the Company's Bylaws and agrees to be bound by them.

b.   Evaluate Risks. Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company.

c.   Investor Advised to Seek Representation. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of Shares constitutes legal, tax, or investment advice. Investor has been advised to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Shares.

d.   Authority; Binding Agreement. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

e.   Indemnity. Investor agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Investor.

f.   Investment Limits. Investor's subscription amount, when added to all other investments Investor has made over the previous 12 months in offerings under Regulation CF (Title III of the JOBS Act), together do not exceed the following limitations:

   i.   If Investor's annual income OR net worth is less than $107,000, the maximum aggregate investment is the greater of:

   - $2,200 or
   - 5% of the lesser of Investor's annual income or net worth

   ii.   If Investor's annual income AND net worth are both more than $107,000, the maximum aggregate investment is 10% of the lesser of Investor's annual income or net worth.

   iii.   The aggregate investment in such offerings over the 12 month period may not exceed $107,000 regardless of Investor's annual income or net worth.

For purposes of these investment limitations, spouses may combine their annual incomes and net worth. However, the value of Investor's primary residence may not be included.

By signing this Agreement, Investor represents and warrants that the investment limitations described above are satisfied, assuming the Company's acceptance of the full amount of Investor's subscription amount indicated below.

g.   No Recommendation. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

h.   <u>Notification</u>. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

i.   <u>Acknowledgement of right to abandon</u>. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

j.   <u>No federal or state merit review</u>. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

k.   <u>No guarantees or legal representations</u>. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

l.   <u>Acquiring for own account</u>. The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

m.   <u>Regulatory restrictions on transfer; no secondary market for sale</u>. The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

n. <u>Acknowledge of restrictions on transfer</u>. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in accordance with this Agreement.

11. <u>Restrictions on Transfer; Call Option and Put Option</u>.

a. <u>General Restriction</u>. Investor shall not Transfer (as hereinafter defined) his/her/its Shares except as expressly permitted in this Agreement and the Bylaws. For purposes of this Agreement, "Transfer" shall mean, with respect to the Investor and his or her Shares, any sale, gift, conveyance in trust, transfer by request, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily, involuntarily or by operation of law). Any Transfer of Shares in violation of the terms and conditions set forth in this Agreement shall be null and void, unless consented to in writing by the Company's Board of Directors.

b. <u>Estate Planning Purposes</u>. Notwithstanding anything to the contrary set forth in this section, Investor may Transfer all or any of his or her Shares (a) by way of gift to any member of his or her family or to any trust for the benefit of any such family member or such Investor; or (b) by will or the laws of descent and distribution; provided, in each case, that any such Transferee shall agree in writing with the Company, as a condition to such Transfer, to be bound by the terms and conditions set forth in the Bylaws and this Agreement to the same extent as if such Transferee were such Investor.

c. <u>Call Option</u>. In accordance with the Bylaws and this Agreement, commencing five (5) years after the initial purchase, the Company shall have the right and the option, but not the obligation, exercisable in the Board of Directors' sole discretion for any reason whatsoever, to repurchase the Investor's Shares ("Call Option") and terminate Investor's interest in the Company ("Called Preferred Shareholder"). Provided however, that the Company may not exercise such option within one-hundred and eighty (180) days of any Deemed Liquidation Event, as defined below. In the event of the Company's exercise of the Call Option, for a period of one-hundred and eighty (180) days after the date of the Company's exercise of its Call Option, which shall be evidenced by a written consent of the Board of Directors, the Company shall have the right to redeem the Shares of the Called Preferred Shareholder in accordance with the terms and conditions set forth herein. The redemption price (the "Redemption Price") for any called Shares shall be equal to the Original Purchase Price plus any declared but unpaid dividends.

"Deemed Liquidation Event" means (a) a merger or consolidation in which (i) the Cooperative is a constituent party or (ii) a subsidiary of the Cooperative is a constituent party and the Cooperative issues voting memberships or voting shares of its capital stock pursuant to such merger or consolidation, except in either case ((i) or (ii)) any such merger or consolidation in which the voting memberships or voting shares of capital stock of the Cooperative outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Cooperative or any subsidiary of the Cooperative, of all or substantially all the assets of the Cooperative and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Cooperative if substantially all of the assets of the Cooperative and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to an entity that is controlled by the Cooperative.

d. <u>Redemption Request; Put Option</u>.

   (1) Subject to this Agreement, Investor may exercise a put option with respect to the Shares, which shall have redemption priority relative to any subsequently purchased outstanding Class C shareholder put options, and/or requests for redemption. Investor shall have no right of redemption (as herein defined) prior to the fifth anniversary of the date the Shares were initially purchased. Beginning five (5) years from the initial date the Shares were purchased, Investor may request that the Company redeem some or all of the Shares at a price per share equal to the Redemption Price (as defined in Section 11(c) hereof.

   (2) In the event the price per share at the Company's most recent sale of Class C Preferred Stock (the "Sale Price") exceeds the Original Purchase Price of the Shares acquired by Investor, Investor shall have the right, but not the obligation, to modify the Redemption Price to an amount equal to the number of Shares held by Investor multiplied by the Sale Price per share. The Company shall redeem the shares of Class C Preferred Stock at the Redemption Prices described above in accordance with Section 11(c) hereof.

   (3) Requests for redemptions shall be made in writing, and delivered to the Company's Board of Directors.

   (4) The Company shall be obligated to redeem the shares at a minimum redemption of 10% per year over a 10-year period. During this redemption period all dividends shall be paid according to the terms set forth in this Agreement. However, the Company may redeem the shares in greater amounts and on a shorter schedule at the discretion of the Board of Directors.

(5) If at any time the Board of Directors determines that the payment of the aggregate Redemption Price payable pursuant to this section will prevent the Company from meeting its obligations as they come due, the Board of Directors shall have the discretion to limit and postpone requests for redemption. Any postponed redemption requests shall be paid out on the basis of the timing of the request, with the first requests paid first; and according to Series, such that Series I shall be fully redeemed before Series II or any successive Series is redeemed.

f.   Legends. Investor acknowledges that any certificate representing the Shares (or, if the Shares are uncertificated, any notice of issuance for the Shares), including any certificate issued (or notice of issuance delivered) upon any transfer of the Shares, will bear the following legends:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED UNLESS SUCH TRANSFER IS REGISTERED UNDER THE ACT AND SUCH LAWS OR QUALIFIES FOR AN EXEMPTION THEREFROM."

> "THE SECURITIES REFERENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, RESTRICTIONS ON VOTING RIGHTS, ALL AS SET FORTH IN THE BYLAWS AND AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER THEREOF, COPIES OF WHICH ARE ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

12.   Company's Right to Repurchase.

Notwithstanding the redemption rights above, if the Company determines at any time and in its sole discretion, that the asset value of the Company and the record number of holders of the Company's securities would require the Company to register a class of its equity securities in the coming six month period under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the price per share at the Company's most recent sale of Class C Preferred Stock; provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Shares the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Shares by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Shares at a fixed pre-money valuation.

13.   Deemed Liquidation Event/Distributions

a.   During the first five (5) years of operations, should there be any Deemed Liquidation Event, any assets or equity remaining after payment of all creditors, including the holders of any promissory notes, shall be distributed to a 501(c)3 qualified non-profit organization, supporting the local farm community. This provision is intended to avoid demutualization, and to realize the Cooperative's governing principles. However, if the Deemed Liquidation Event will result in any assets or equity remaining after payment of all creditors, including the holders of any promissory notes; then, before any distribution is made to a 501(c)3 qualified non-profit organization, holders of Class B and Class C Preferred Stock shall be paid up to a sum equal to the paid in value of any shares and any unpaid dividends accruing to those shares; if assets or equity remain after payment of all creditors, and holders of any promissory notes, payment to Class B and Class C holders shall be on a pro-rata basis which is pari passu with regard to series and timing of investment.

b.   Following this five (5) year period, commencing with the beginning of the sixth (6) year of operations, should there be a Deemed Liquidation Event, any assets left after payment of all debts shall be first distributed to holders of Shares from this offering and any other classes or series of stock with a liquidation preference contained in a share purchase agreement, up to a sum equal to the paid in value of any shares and any unpaid dividends accruing to those shares on a pro-rata basis which is pari passu with regard to series and timing of investment.

c.   Following this five (5) year period, commencing with the beginning of the sixth (6) year of operations, should there be a Deemed Liquidation Event, if any assets are remaining after payment pursuant to Section 13(b), any assets left shall be distributed to redeem Member Account balances; and then shall be divided into two portions to be distributed between Members and holders of Class B and Class C Preferred Stock as follows:

        1.   One portion of 75% to be distributed to all persons who are current Members, on a pro rata basis, such that each Member who is a Member at the time of the Deemed Liquidation Event will receive an equal portion, subject to a deduction of 20% of that portion for any year of the preceding five years when the Member was not a Member. The combined amounts so deducted will be distributed equally among the initial 16 founding Members, regardless of whether or not they are a current Member; and

        2.   A second portion of 25% distributed to the holders of Class B and Class C Investment Shares on a pro rata basis as to number of shares, but on a basis which is pari passu with regard to series and timing of investment.

c.   No distribution need be made to any holder of Class C Shares who fails to acknowledge the receipt of notice of Deemed Liquidation Event within thirty (30) days. Said notice shall be deemed sufficient if sent by certified mail to the person's last known business or residence address, at least thirty (30) days before distribution of any residual assets.

14.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

a.   Corporate Power. The Company has been duly formed as an agricultural cooperative under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the shares to the undersigned pursuant to this Agreement.

b.   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c.   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Bylaws, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

14.   General Provisions.

a.   Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the Company at the address provided in Section 1 above, or to the Investor at the address provided to the Portal.

b.   Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c.   <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

d.   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

e.   <u>Electronic Signatures</u>. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

f.   <u>Severability</u>. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

g.   <u>Entire Agreement</u>. This Agreement constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Shares by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Bay Area Ranchers' Cooperative, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

By: _____

Investor Signature

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited